Exhibit 4.57

EXECUTION VERSION

PLEDGE AND CESSION

1.	As security for the obligations (the “Secured Indebtedness”) which

EMERALD PANTHER INVESTMENTS 91 PROPRIETARY LIMITED

(Registration No. 2012/050034/07)

a limited liability company duly registered and incorporated in accordance with the laws of South Africa

(the “Pledgor”)

at present has and may from time to time in the future have or incur to

HARMONY GOLD MINING COMPANY LIMITED

(Registration No. 1950/038232/06)

a limited liability company duly registered and incorporated in accordance with the laws of South Africa and its successors and assigns (the “Creditor” and together with the Pledgor, collectively hereinafter the “Parties” and each of them a “Party” as the context may require) to pay R500 000 000,00 (five hundred million Rand), being the amount due by it to the Creditor from time to time under clause 9.5 of the amended and restated sale of shares and claims agreement entered into on or about 15 August 2012 between, inter alios, the Pledgor and the Creditor (as amended from time to time) (the “Sale of Shares and Claims Agreement”) plus any interest payable thereon in terms of clause 12.2 of the Sale of Shares and Claims Agreement, the Pledgor pledges and cedes in securitatem debiti to the Creditor with effect from the Closing Date (as defined in the Sale of Shares and Claims Agreement (the “Closing Date”)) –

1.1.	the Pledged Shares (as defined in Annexure A), and any capitalisation shares which may be issued on account of the holding of such shares and any rights and proceeds of any rights to subscribe for shares or other rights attaching to such shares (including, without limitation, any distribution in specie) and any proceeds arising from the disposal of such shares or such proceeds or other rights or an election to receive cash in respect of such shares, including, without limitation, any ordinary or preference shares in the issued share capital of the Companies (as defined in Annexure A) from time to time issued to the Pledgor as well as their rights to receive from the Companies any dividends or other distributions in respect of such shares;

1.2.	all rights to any bank account into which the proceeds contemplated in clauses 1.1 and 1.3 hereof and any repayment of Ceded Claims (as defined below) may from time to time be paid (“Ceded Account”); provided that it is recorded that such proceeds shall not include the amount of R500 000 000,00 (five hundred million Rand) (which is to be borrowed by Firefly (as defined in Annexure A) via Firefly Investments 248 Proprietary Limited from third party lenders and paid to Evander (as defined in Annexure A) which will in turn pay such amount to the Pledgor, which will then pay it to the Creditor), it being acknowledged that such third party lenders have security rights, and have imposed restrictions, thereon and that the Creditor will not be entitled to attach such amount prior to payment thereof by the Pledgor to the Creditor; and

1.3.	all claims of whatsoever nature and howsoever arising which the Pledgor at present has, and may from time to time have, against either Company, including, without limitation, any claim which they may from time to time have against such Company in respect of monies owing by such Company to it under their loan accounts, if any, as well as in respect of any unpaid dividends or other distributions (the “Ceded Claims”) and, which together with (a) the Pledged Shares and (b) the rights to the Ceded Account and (c) all other rights and interests ceded in terms of this clause 1.3, constitute the “Collateral”, all on the terms and conditions contained in this pledge and cession (this “Pledge and Cession”).

2.	On the Closing Date, the Pledgor shall deliver to the Creditor, in respect of its Pledged Shares –

2.1.	the share certificates accompanied by undated share transfer declarations in respect thereof duly signed by the registered holder/s of the Pledged Shares and in blank as to transferee;

2.2.	a certified copy of a resolution passed by the directors of each Company irrevocably acknowledging and approving the pledge and cession of the Collateral and the transfer of the Collateral to transferee; and

2.3.	such other consents or authorities as may be required for the transfer of the Pledged Shares or any of them to any transferee.

3.	Should any of the Pledged Shares which are certificated as of the date of this Pledge and Cession at any time in the future be dematerialised, then the Pledgor shall forthwith, upon the happening of that event, deliver to the Creditor a written acknowledgement signed by or on behalf of the relevant central securities depository participant, confirming and specifying (to the Creditor’s satisfaction) -

3.1.	the Pledgor’s ownership of the Pledged Shares and that such shares are held by the relevant central securities depository participant;

3.2.	the entry, in accordance with the applicable rules, of this Pledge and Cession in favour of the Creditor in the Pledgor’s securities account kept by or on behalf of the relevant central securities depository participant in respect of the Pledged Shares;

3.3.	that the relevant central securities depository participant will not remove the entry referred to in clause 3.2 from the relevant securities account nor will the Pledged Shares be transferred to a third party without the written consent of the Creditor first having been obtained; and

3.4.	no other security cession or pledge was noted against the Pledged Shares at any time that the entry referred to in clause 3.2 was made against the relevant securities account,

and in the event that the Creditor is entitled to exercise its rights in terms of this Pledge and Cession, the Pledgor will instruct the relevant central securities depository participant to transfer the Pledged Shares to the Creditor (or its nominee) by effecting the necessary entries into the relevant securities account; in the event of the Pledgor not giving the necessary instruction as aforesaid, the Pledgor irrevocably nominates constitutes and appoints the Creditor (or its nominee) as its lawfully appointed attorney and agent, with full power and authority, to do all such things as necessary to give effect to the provisions of this clause 3, and in particular to instruct the relevant central securities depository participant to transfer the shares to the Creditor (or its nominee).

4.	Without in any way limiting or derogating from any other provision hereof, if at any time hereafter any shares in the capital of either Company are issued to or acquired by the Pledgor for any reason whatsoever, including, without limitation, any other class of shares (howsoever described) which are issued by either Company to the Pledgor, then the documents of title evidencing any such shares shall be delivered to the Creditor (mutatis mutandis in accordance with clause 2 hereof) accompanied by undated share transfer declarations in respect thereof duly signed by the registered holder/s thereof and in blank as to transferee, together with certified copies of such other irrevocable resolutions, consents and authorities as may be required for the transfer of such Pledged Shares. If such shares are dematerialised, the Pledgor shall forthwith comply with the provisions of clause 3 (mutatis mutandis) in respect of such shares.

5.	All bonus or new shares which may from time to time accrue in respect of the Pledged Shares shall accrue to and be taken up by the Pledgor and the certificates in respect thereof, together with duly signed and currently dated share transfer declarations in respect thereof in blank as to transferee, shall be delivered to the Creditor (mutatis mutandis in accordance with clause 2 hereof) for and on behalf of the Creditor and shall be subject in all respects to the terms and conditions of this Pledge and Cession or, if such further shares are dematerialised, the Pledgor shall procure that they become subject to this Pledge and Cession and, in particular, the arrangements contemplated in clause 3 mutatis mutandis. All rights and proceeds accrued, earned or attaching to any such bonus or new shares from time to time are hereby ceded in securitatem debiti to the Creditor mutatis mutandis in accordance with the provisions of clause 1 hereof and shall form part of the Collateral for all purposes in terms hereof.

6.

6.1.	Any distribution in specie which may from time to time accrue in respect of the Pledged Shares shall accrue to and be taken up by the Pledgor and if –

6.1.1.	such distribution in specie consists of certificated shares, the certificates in respect thereof, together with duly signed and currently dated share transfer declarations in respect thereof in blank as to transferee, shall be delivered to the Creditor (mutatis mutandis in accordance with clause 2 hereof) and shall be subject in all respects to the terms and conditions of this Pledge and Cession;

6.1.2.	such distribution in specie consists of dematerialised shares, a written acknowledgement, signed by or on behalf of the relevant central securities depository participant, shall be delivered to the Creditor (mutatis mutandis in accordance with clause 3 hereof); and

6.1.3.	such distribution in specie consists of any other asset, such asset shall be delivered to the Creditor and shall be subject in all respects to the terms and conditions of this Pledge and Cession.

6.2.	All rights and proceeds accrued, earned or attaching to any such distribution in specie from time to time are hereby ceded in securitatem debiti to the Creditor mutatis mutandis in accordance with the provisions of clause 1 hereof and shall form part of the Collateral for all purposes in terms hereof.

7.	All shares required to be delivered to the Creditor, from time to time, in accordance with the provisions of this Pledge and Cession shall comprise Pledged Shares for all purposes in terms of this Pledge and Cession.

8.	If at any time during the currency of this Pledge and Cession, any breach or default of the Secured Indebtedness occurs and is continuing (a “Default”), the Creditor shall be entitled, and the Pledgor hereby authorises the Creditor irrevocably and in rem suam without reference to the Pledgor and, unless required by applicable law, without first obtaining an order of court -

8.1.	to convene general meetings of either Company for any purpose whatsoever including, without limitation, for the purpose of removing the directors of such Company appointed by the Pledgor as a result of the holding of the Pledged Shares and to appoint in their stead such persons as directors as the Creditor in its sole and absolute discretion deems fit; and/or

8.2.	to give special notice of an intention to pass any resolution which requires special notice under the Companies Act, 2008 (Act No. 71 of 2008) and to consent to short notice of or to waive notice of any general meeting of either Company; and/or

8.3.	to attend any general meeting of shareholders of each Company as such Pledgor’s proxy or representative, to exercise any voting rights attaching to the Pledged Shares or any of them in such manner as it may in its sole and absolute discretion deem fit, and to represent such Pledgor in all respects at any such meeting; and/or

8.4.	to procure, after the expiry of a period of 20 (twenty) business days after the occurrence of a Default, the registration of all or any of the Pledged Shares into its name or the name of its nominee, or any other person, and to exercise any voting rights attaching thereto in such manner as it may in its sole and absolute discretion deem fit; and/or

8.5.	to receive all dividends or other distributions or payments paid from time to time on account of the Collateral which dividends and other payments and distributions shall, if irrevocably received and retained by the Creditor, be applied in pro tanto discharge of the Pledgor’s liability to the Creditor in respect of the Secured Indebtedness; and/or

8.6.	whether after registration of the Pledged Shares into its name or the name of its nominee or any other person or without such registration, to realise, after the expiry of a period of 20 (twenty) business days after the occurrence of a Default, the Collateral either by public auction or by private treaty, as the Creditor may deem fit, and/or, at the Creditor’s election, to take over the Collateral at a fair value which, in the absence of agreement, shall be determined by an independent accountant agreed to by the Parties or, failing agreement, appointed by the President for the time being of the South African Institute of Chartered Accountants (or the successor body thereto) (which independent accountant shall act as an expert and not as an arbitrator and shall determine the liability for its charges which will be paid accordingly) provided that if any determination is manifestly unjust, and the court exercises its general power, if any, to correct such determination, the Parties shall be bound thereby, and to pro tanto apply the net proceeds of the sale (after all expenses of realisation) to, or set off the purchase price payable by it for the Collateral against the Pledgor’s indebtedness to the Creditor in respect of the Secured Indebtedness on the basis that any excess on realisation or any balance owing to the Pledgor, as the case may be, will be paid to the Pledgor and any shortfall will remain as a debt due by the Pledgor to the Creditor; and/or

8.7.	to convey, after the expiry of a period of 20 (twenty) business days after the occurrence of a Default, valid title in the Collateral to any purchaser thereof (including the Creditor); and/or

8.8.	to give notice of the cession to the Company and/or to recover the amount of the Ceded Claims or other sums forming part of the Collateral directly from it; and/or

8.9.	to institute such legal proceedings or other action as the Creditor in its sole and absolute discretion may deem fit on behalf and in the name of the Pledgor in respect of the Collateral, and to proceed to the final end and determination thereof.

8.10.	to take, all such further or other steps as the Creditor may consider necessary to deal with the Collateral.

9.	If at any time the Creditor becomes entitled to exercise its rights under clause 8, the Pledgor hereby authorises and appoints the Creditor irrevocably and in rem suam as the Pledgor’s attorney and agent in the Pledgor’s name, place and stead to sign and execute -

9.1.	any proxy in favour of the Creditor or its nominee to enable the Creditor to exercise any voting rights attaching to the Pledged Shares or any of them; and

9.2.	such documents as may be necessary -

9.2.1.	in order to render the Pledged Shares or any of them negotiable including, without limitation, the signature of share transfer declarations;

9.2.2.	to receive payment of the purchase price of the Collateral; and/or

9.2.3.	to enable the Creditor to exercise any of the rights granted to it herein.

10.	Notwithstanding anything to the contrary herein contained, this Pledge and Cession shall not prevent the Pledgor and the Companies from giving effect to the payments contemplated in the sale of business agreement to be concluded between Firefly and Evander, and the distribution and payment by Evander of R500 000 000,00 (five hundred million Rand) to the Pledgor, which the Pledgor shall use to settle its obligations to the Creditor in terms of clause 9.5 of the Sale of Shares and Claims Agreement.

11.	The Pledgor undertakes that until the full, final and irrevocable discharge of the Secured Indebtedness and all obligations owing by the Pledgor to the Creditor hereunder or save as otherwise agreed in writing by the Creditor, it will not sell or otherwise dispose of the Collateral.

12.	A certificate signed by any director or manager of the Creditor reflecting the amount of -

12.1.	the Pledgor’s indebtedness to the Creditor in respect of the Secured Indebtedness; and

12.2.	any costs or expenses incurred by the Creditor in the exercise of its rights herein and the net proceeds of any realisation of the Collateral,

shall be presumed to be correct, unless the contrary be proved.

13.	The Creditor shall not be -

13.1.	obliged to take any steps which it is authorised or entitled to take or exercise any rights granted to it herein; and

13.2.	liable to the Pledgor for any loss or damage, fines, taxes or other fiscal charges or penalties or claims which the Pledgor may suffer or sustain as a consequence, directly or indirectly, of -

13.2.1.	the Creditor exercising any of its rights under this Pledge and Cession, save in respect of the gross negligence or wilful misconduct of the Creditor;

13.2.2.	any omission or delay by the Creditor including any delay in exercising any of its rights hereunder or its failure to insure or protect the Pledgor’s interests in the Collateral in any way; or

13.2.3.	the loss or destruction of any documents delivered by the Pledgor to the Creditor in terms of this Pledge and Cession.

14.	The provisions of this Pledge and Cession shall be and continue to be of full force and effect and binding on the Pledgor notwithstanding -

14.1.	the Creditor agreeing with the Pledgor, any variation or departure (however substantial) of or from the Sale of Shares and Claims Agreement so that any such variation or departure shall, whatever its nature, be binding upon the Pledgor in all circumstances, notwithstanding that it may increase or otherwise affect the liability of the Pledgor; or

14.2.	the Creditor releasing or granting any time or any indulgence whatsoever to the Pledgor under the Sale of Shares and Claims Agreement or any contravention by the Pledgor of the Sale of Shares and Claims Agreement, or entering into any transaction or arrangements whatsoever with or in relation to the Pledgor and/or any third party; or

14.3.	the Creditor taking, accepting, varying, dealing with, enforcing, abstaining from enforcing, surrendering or releasing any security for the obligations secured hereby in such manner as it thinks fit, or claiming, proving for, accepting or transferring any payment in respect of such obligations in any composition by, or sequestration of, the Pledgor and/or any third party or abstaining from so claiming, proving, accepting or transferring; or

14.4.	the winding up, dissolution, administration, reorganisation or placement under supervision for business rescue proceedings of the Creditor or the Pledgor or any change in their respective status, function, control or ownership; or

14.5.	any of the obligations of the Pledgor under the Sale of Shares and Claims Agreement being or becoming illegal, invalid, unenforceable or ineffective in any manner or respect whatsoever; or

14.6.	any time or other indulgence being granted or agreed to be granted to the Pledgor under the Sale of Shares and Claims Agreement; or

14.7.	any amendment to, or any variation, waiver or release of any of the obligations of the Pledgor under the Sale of Shares and Claims Agreement; or

14.8.	any other act, event or omission which, but for this clause 14, might operate or might otherwise have operated to discharge, impair or otherwise affect any of the obligations of the Pledgor herein contained or any of the rights, powers or remedies conferred upon the Creditor, whether by the Sale of Shares and Claims Agreement or by applicable law.

15.	The liabilities and obligations of the Pledgor under this Pledge and Cession shall remain in force notwithstanding any settlement of account, act, omission, neglect, event or matter whatsoever, and in particular but without limitation, shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the liabilities and obligations of the Pledgor under the Sale of Shares and Claims Agreement. Without prejudice to its generality, the foregoing shall apply in relation to anything which would have discharged the Pledgor (wholly or in part) or which would have afforded the Pledgor with any legal or equitable defence, and in relation to any winding up, dissolution or placement under supervision for business rescue proceedings of, or any change in constitution or corporate identity or loss of corporate identity by the Pledgor (if applicable) or any other person.

16.	Immediately after payment in full of (i) the amount of R500 000 000,00 (five hundred million Rand) in terms of clause 9.5 of the Sale of Shares and Claims Agreement; and (ii) any interest payable thereon in terms of clause 12.2 of the Sale of Shares and Claims Agreement, the Creditor’s rights in terms of this Pledge and Cession shall automatically, without the need for any confirmation thereof by the Creditor, be cancelled and shall be of no force and effect and the Creditor shall, within 2 (two) business days thereafter, return to the Pledgor the Pledged Shares together with all documents, amounts or other assets delivered by the Pledgor to the Creditor in terms of this Pledge and Cession.

17.	The Pledgor shall render to the Creditor such assistance as the Creditor may require for the purposes of enforcing its rights in respect of the Collateral and/or to prove the amount of the Ceded Claims or any portion thereof.

18.

18.1.	The Pledgor, on each day that this Pledge and Cession is in force:

18.1.1.	warrants and represents that it is and will remain the sole and beneficial owner of the Collateral to the exclusion of all others and no person (other than the Creditor) has an option or right of refusal over the Collateral;

18.1.2.	warrants and represents that the Collateral pledged and ceded to the Creditor under this Pledge and Cession has not been pledged and/or ceded (either outright or as security), discounted, factored, mortgaged under notarial bond or otherwise, or otherwise disposed of or hypothecated, nor has it been subject to any other rights in favour of any person;

18.1.3.	warrants and represents that it has the power, authority and legal right to sign and perform this Pledge and Cession;

18.1.4.	warrants and represents that all obligations undertaken by it under this Pledge and Cession constitute its legal, valid and binding obligations enforceable against it in accordance with the terms of this Pledge and Cession, and that the constitutional documents of the Companies do not place any limitations or restrictions on the Pledgor to pledge and cede the Collateral as provided for in this Pledge and Cession;

18.1.5.	warrants and represents that its entry into this Pledge and Cession and the fulfilment of its obligations in accordance with the terms thereof and hereof do not contravene any applicable law or any contractual obligation binding on it; and

18.1.6.	save as expressly contemplated by, and subject to the provisions of the Sale of Shares and Claims Agreement and this Pledge and Cession, acknowledges that it may not pledge, cede, assign or transfer or in any other manner create any security interest whatsoever, or allow any security interest whatsoever to be created, over or deal with the Collateral without the prior written consent of the Creditor.

18.2.	Should the Collateral be subject to any right in breach of the representation and warranty in clause 18.1.2 then, without prejudice to any other rights that the Creditor may have, any reversionary or other interests the Pledgor may have in the Collateral are also ceded to the Creditor and if the holder of that cession or right is entitled to possession of any of the documents referred to in clause 4, and it exercises that right, then the Pledgor shall deliver photocopies of the documents to the Creditor, and as soon as the holder of that cession or right ceases to be entitled to possession or gives up possession, the Pledgor shall deliver the relevant documents to the Creditor. Without in any way limiting or derogating from the foregoing, the Pledgor acknowledges and agrees that the Creditor shall be entitled to receive payment from such prior cessionary of such amounts as such prior cessionary shall receive in excess of the sums due to it by the Pledgor.

18.3.	It is recorded that the Creditor has entered into this Pledge and Cession on the strength of and relying on, inter alia, the warranties and representations in this clause 18, each of which shall be deemed to be separate warranties and representations, given without prejudice to any other warranty or representation, and deemed to be material representations inducing the Creditor to enter into this Pledge and Cession.

19.	This Pledge and Cession is in addition to and not in substitution for any other security held or hereafter to be held by the Creditor from any party in connection with the Secured Indebtedness, or otherwise and the Creditor shall, without prejudice to its rights hereunder, be entitled to release any such additional security held by it.

20.	The Pledgor hereby renounces the legal benefits and exceptions of excussion, division, non numeratae pecuniae and non causa debiti, the Pledgor declaring itself to be fully acquainted with the full meaning and effect of this renunciation.

21.	This Pledge and Cession shall be governed by and construed in accordance with the laws of South Africa.

22.	The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of South Africa (South Gauteng High Court, Johannesburg) (or any successor to that division) in regard to all matters arising from this Pledge and Cession.

23.	Each provision in this Pledge and Cession is severable from all other provisions, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Pledge and Cession notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force. The Parties agree that in such event, and insofar as may be available under applicable law, to substitute valid, legal and enforceable provisions for the invalid, illegal or unenforceable provisions so as to implement the intention of the Parties hereto to the extent legally possible.

24.

24.1.	The Parties choose as their addresses for notices for all purposes under this Pledge and Cession, whether in respect of court process, notices or other documents or communications of whatsoever nature, the following addresses -

24.1.1.	the Creditor:

Physical:	Block 18 Randfontein Office Park cnr Main Reef Road and Ward Avenue Randfontein South Africa

Telefax:	+2711 628 2882

Attention:	Chief Executive Officer

24.1.2.	Pledgor:

Physical:	First Floor Office 101, The Firs cnr Cradock & Bierman Avenue Rosebank 2196 South Africa

Telefax:	+27 86 266 4266

Attention:	Chief Executive Officer

24.2.	Any notice or communication required or permitted to be given in terms of this Pledge and Cession shall be valid and effective only if in writing but it shall be competent to give notice by hand delivery, courier or facsimile.

24.3.

Each may by notice to the other Parties change the physical address chosen as its address for notices to another physical address in Gauteng, South Africa or its telefax number, provided that the change shall become effective vis-à-vis that addressee on the 14th (fourteenth) business day from the deemed receipt of the notice by the addressee.

24.4.	Any notice to a Party –

24.4.1.	delivered by hand to a responsible person during ordinary business hours at the physical address chosen as its address for notices shall be deemed to have been received on the day of delivery; or

24.4.2.	sent by telefax to its chosen telefax number stipulated against its name above, shall be deemed to have been received on the date of despatch (unless the contrary is proved).

24.5.	Notwithstanding anything to the contrary herein contained, a written notice or communication actually received by the Pledgor shall be an adequate written notice or communication to it notwithstanding that it was not sent to or delivered at its chosen address for notices.

25.	No amendment or variation of, addition to, deletion from, or consensual cancellation of this Pledge and Cession or any provision or term thereof and no extension of time, waiver or relaxation of any of the provisions or terms of this Pledge and Cession shall bind the Creditor unless recorded in a written document signed by the Parties. Any such extension, waiver or relaxation which is so given or made shall be construed as relating strictly to the matter in respect whereof it was made or given.

26.	No extension of time or waiver or relaxation of any of the provisions of this Pledge and Cession shall operate as an estoppel against the Creditor in respect of its rights hereunder nor shall it operate so as to preclude the Creditor thereafter from exercising its rights strictly in accordance with this Pledge and Cession.

27.	Neither Party shall be entitled to cede any of its rights nor delegate any of its obligations in terms of this Pledge and Cession to any person.

28.	The Pledgor undertakes to pay on first demand all costs and expenses of whatsoever nature incurred by the Creditor in exercising or enforcing any of its rights hereunder together with the costs of and incidental to the transfer of the Pledged Shares, including, without limitation, any transfer duty or securities transfer tax which may be payable in connection therewith.

29.	This Pledge and Cession may be executed in one or more counterparts all of which, when read together, shall constitute one and the same instrument. A facsimile shall constitute a valid counterpart for all purposes hereunder.

30.	The Pledgor acknowledges that it has been free to secure independent legal and other advice as to the nature and effect of all the provisions of this Pledge and Cession and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so. Further, the Pledgor acknowledges that all of the provisions of this Pledge and Cession have been negotiated as between it and the Creditor and are part of the overall intention of the Parties in connection with this Pledge and Cession.

As witnessed by the duly authorised representatives of the parties hereto

Emerald Panther Investments 91 Proprietary Limited

/s/

Name: Neal Reynolds

Title: Director

Witness:

Date: 28 February

Accepted the benefits hereof:

Signed for and on behalf of:

Harmony Gold Mining Company Limited

/s/

Name: Frank Abbott

Title: Director

Witness:

Date: 27 February

Annexure A

For the purposes of this Pledge and Cession –

1.	“Companies” means:

1.1.	Firefly; and

1.2.	Evander,

and “Company” shall mean any one of them as the context may require;

2.	“Evander” means Evander Gold Mines Limited (Registration No. 1963/006226/06), a limited liability company duly registered and incorporated in accordance with the laws of South Africa;

3.	“Evander Shares” means all of the ordinary shares held by the Pledgor in the issued share capital of Evander (comprising 100% (one hundred per cent) of the entire ordinary issued share capital of Evander), together with any shares in the capital of Evander that may hereafter be acquired by the Pledgor for any reason;

4.	“Firefly” means Firefly Investments 251 Proprietary Limited, a limited liability company duly registered and incorporated in accordance with the laws of South Africa;

5.	“Firefly Shares” means all of the ordinary shares held by the Pledgor in the issued share capital of Firefly (comprising 100% (one hundred per cent) of the entire issued ordinary share capital of Firefly), together with any shares in any class of the share capital of Firefly that may hereafter be acquired by the Pledgor for any reason; and

6.	“Pledged Shares” means collectively –

6.1.	the Evander Shares; and

6.2.	the Firefly Shares.